UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __01/31/24__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Brex Treasury LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

650 South 500 West, Suite 209
(No. and Street)

Salt Lake City	**UT**	**84101**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Moore	**(913) 593-9475**	**kevin@brex.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

560 Mission St. #1600	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kevin Moore_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Brex Treasury LLC_____, as of __1/31_____, 2 __024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



See Attached CA Notarial Language for Public Notary:
Dayved Black
Commission # 2374469

_____
Notary Public

Signature: _____

Title:
__Chief Financial Officer_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*







GOLDEN GATE
NOTARY & APOSTILLE

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Francisco }

Subscribed and sworn to (or affirmed) before me on this 29th (*Date*) day of March (*Month*), 2024 (*Year*)

by Kevin Moore

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

DAYVED BLACK
COMM. #2374469
Notary Public - California
San Mateo County
My Comm. Expires Sep. 9, 2025
NR01

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:__________

Document Date:__________

Number of Pages:__________

Signer(s) Other Than Named Above:__________

Golden Gate Mobile Notary & Apostille

PO Box 717, San Francisco, CA 94104 | goldengatenotary.net | (415) 318-0163



CONFIDENTIAL

Brex Treasury LLC

Financial Statements and Supplemental Information
For the Period from January 1, 2023 to January 31, 2024
With Report of Independent Registered Public Accounting Firm

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Table of Contents

Ernst & Young LLP
560 Mission Street
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

EY
**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Brex Treasury LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brex Treasury LLC ("the Company") as of January 31, 2024, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the period from January 1, 2023 to January 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2024, and the results of its operations and its cash flows for the thirteen month period then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1, 2, and 3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

March 28, 2024

1

BREX TREASURY LLC
Statement of Financial Condition
(in thousands)

As of January 31,		2024
ASSETS		
Cash and cash equivalents	$	95,400
Cash segregated under federal and other regulations		19,157
Receivables from customers		16,263
Accounts receivable		7,115
Due from affiliates, net		470
Other assets		580
Total assets	**$**	**138,985**
LIABILITIES		
Payable to customers	$	3,473
Accrued expenses and other liabilities		9,600
Total liabilities		**13,073**
EQUITY		
Member's equity		125,912
Total equity	**$**	**125,912**
Total liabilities and equity	**$**	**138,985**

The accompanying notes are an integral part of the financial statements.

BREX TREASURY LLC
Statement of Operations
(in thousands)

For the period from January 1, 2023 to January 31, 2024		
Revenue		
Bank deposit account fees	$	67,521
Service revenue from Parent		32,095
Distribution and other revenue		20,606
Total revenue	**$**	**120,222**
Expenses		
Compensation and benefits	$	17,095
General and administrative		7,538
Technology and communications		5,915
Legal and professional fees		1,412
Interest expense		450
Transaction losses		220
Occupancy and equipment		203
Advertising and marketing		94
Total expenses		**32,927**
Net income	**$**	**87,295**

The accompanying notes are an integral part of the financial statements.

BREX TREASURY LLC
Statement of Changes in Member's Equity
(in thousands)

For the period from January 1, 2023 to January 31, 2024		
Member's equity at beginning of period	$	38,617
Net income		87,295
Member's equity at end of period	$	125,912

The accompanying notes are an integral part of the financial statements.

BREX TREASURY LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
(in thousands)

For the period from January 1, 2023 to January 31, 2024		
Subordinated liabilities at beginning of period	$	—
Proceeds from issuances of subordinated borrowings		—
Repayments of subordinated borrowings		—
Subordinated liabilities at end of period	$	—

The accompanying notes are an integral part of the financial statements.

BREX TREASURY LLC
Statement of Cash Flows
(in thousands)

For the period from January 1, 2023 to January 31, 2024		
OPERATING ACTIVITIES		
Net income	$	87,295
Adjustments to reconcile net income to cash provided by operating activities:		
Transaction losses		220
Changes in operating assets and liabilities:		
Receivable from customers		(10,046)
Accounts receivable		(4,717)
Due from affiliates		1,076
Other assets		3,112
Payable to customers		2,765
Accounts payable		(214)
Accrued expenses and other liabilities		3,127
Total adjustments to reconcile net income to net cash provided by operations:		**(4,678)**
Net cash provided by operating activities:		**82,617**
FINANCING ACTIVITIES		
Proceeds from drawdowns on intercompany borrowings		129,864
Principal payments on intercompany borrowings		(155,493)
Net cash used in financing activities		**(25,629)**
Net cash increase for period		**56,987**
Cash, cash equivalents, and cash segregated under federal and other regulations at beginning of period		**57,569**
Cash, cash equivalents, and cash segregated under federal and other regulations at end of period	$	**114,557**
The following presents cash, cash equivalents, and cash segregated under federal and other regulations at end of period:		
Cash and cash equivalents	$	95,400
Cash segregated under federal and other regulations	$	19,157
Total cash, cash equivalents, and cash segregated under federal and other regulations	$	**114,557**

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. ORGANIZATION & OPERATIONS

Nature of Business

Brex Treasury LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware limited liability company on November 1, 2018 and commenced operations as a broker dealer on August 16, 2019. The Company is 100% owned by Brex Inc. (the "Parent").

The Company currently operates in one reportable operating segment and offers customers business cash management accounts known as Brex Business Accounts (BBAs) where customer deposits can be swept into a money market mutual fund or bank sweep account. The Company has a bank sweep program pursuant to SEC Rule 15c3-3 that allows customers to transfer BBA funds to program banks, thus providing Federal Deposit Insurance Corporation ("FDIC") protection on amounts up to $250,000 held at each program bank. BBAs also provide customers same-day liquidity for their deposits, allowing them to send and receive payments with no transaction fees while also earning yield on their money market mutual fund investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the financial statements.

The Parent has elected to change its fiscal year-end from December 31 to January 31, effective January 31, 2024 and accordingly, this change was also applied to the Company. These financial statements included herein are for the period from January 1, 2023 to January 31, 2024.

Use of Estimates

The preparation of the financial statements and the related disclosures in conformity with GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in the financial statements and accompanying notes. The Company bases their estimates on historical experience and on various other factors they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities. These judgments, estimates, and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions, and the differences could be material.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market mutual funds and deposits with banks. The Company had $2.6 million in money market mutual funds as of January 31, 2024.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations consists of cash holdings in bank accounts subject to regulatory withdrawal restrictions and cash segregated in a reserve account to satisfy requirements under Rule 15c3-3 of the SEC. The cash segregated under Rule 15c3-3 is held within special reserve bank accounts for the exclusive benefit of customers.

Fair Values Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

- Level 3: Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into or out of any level at their beginning period values.

As of January 31, 2024, the Company held securities consisting of money market mutual funds, which are valued at the closing price reported by the fund sponsor from an actively traded exchange and are categorized as Level 1 in the fair value hierarchy.

Payable to and Receivable from Customers and Non-Customers

In the normal course of business, customer deposits are swept to and from either a money market mutual fund or program bank. When customer deposits are received by the Company and have not been swept into the money market mutual fund or the program bank, those deposits are payable to customers until they are swept. When the Company receives redemption instructions from customers, the Company prepays the redemption amount prior to settlement of the redemption from the money market mutual fund or program bank. These prepayments are receivables from customers until the redemption is settled with the money market mutual fund or the program bank. Payable and receivable activity for customers that are affiliates of the Company are deemed non-customers and related balances are included in other assets and accrued expenses and other liabilities in the Statement of Financial Condition.

The Company utilizes an impairment model, known as the current expected credit loss ("CECL") model, in order to assess these credit losses that may exist within our receivables from customers. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. Receivables from customers are written off when there are insufficient funds in the money market mutual fund or bank sweep balances of the customer and are recognized as transaction losses in the Statement of Operations. These instances occur due to fraudulent transactions conducted by bad actors and the Company is unable to collect on the receivables as a result. As of January 31, 2024, the expected credit losses on receivables from customers were immaterial.

Revenue Recognition

The Company earns intercompany service revenue over time for the services it performs for the Parent as part of an intercompany arrangement using a cost-plus model for any direct expenses it incurs as part of its operations. Service revenues are primarily generated from fees charged for customer acquisition and administration services which include management of self-directed accounts for the purchase, sale, or carrying of securities. Refer to Note 3 – Related Party Transactions for additional disclosures regarding intercompany service revenues.

Bank deposit account fees consists of revenues earned and recognized over time resulting from a bank sweep where uninvested customer cash is swept to FDIC-insured accounts at a network of third-party program banks, less any interest given to customers as determined by the Company. Bank deposit accounts fees are variable based on the customer bank deposit balances held at the respective program bank and fixed or floating interest rates offered by the program bank on such balances. Bank deposit account fees are collected from the program banks monthly. As of January 31, 2024, receivables for bank deposit account fees of $5.5 million are included in accounts receivable on the Statement of Financial Condition.

Distribution fees consists of revenue earned and recognized over time for promoting and distributing money market mutual funds to its customers. Distribution fees are variable as there is uncertainty in the value of the shares at future points in time and length of time the customer remains in the fund. Distribution fees are collected from the money market mutual fund monthly. As of January 31, 2024, receivables for distribution fees of $1.6 million are included in accounts receivable on the Statement of Financial Condition.

As of January 31, 2024, the expected credit losses on receivables for bank deposit account fees and distribution fees were considered to be immaterial.

Rent and Occupancy Costs

Rent and occupancy costs are recorded pursuant to an expense sharing agreement between the Company and its Parent. Refer to Note 3 – Related Party Transactions for additional disclosure regarding costs covered under the expense sharing arrangement and included in occupancy and equipment in the Statement of Operations.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal and state tax purposes. The Company's taxable income and expenses is ultimately included in the federal and state income tax returns of the Parent. No formal tax-sharing arrangement exists between the Company and its Parent, and the Company has no obligation to fund any tax liability of the Parent with its earnings.

Advertising and Marketing Costs

Expenses incurred to promote BBAs are recognized in Advertising and marketing on the Statement of Operations. The timing of recognition is dependent on the type of advertising or marketing expense.

3. **RELATED-PARTY TRANSACTIONS**

The amount of revenue earned from Parent may not be reflective of revenues that could have been earned on similar levels of activity with unaffiliated third parties. The amount of expenses allocated to us may not be reflective of expenses that would have been incurred by us if we used third party service providers.

Pursuant to an expense sharing agreement, the Company reimburses the Parent for employee compensation, benefits, and share-based payments as well as certain general administrative, operational, and occupancy services performed by the Parent on behalf of the Company. Under the same expense sharing agreement, the Parent pays certain direct expenses for services the Company performs on behalf of the Parent through a cost-plus intercompany agreement and in addition, reimburses the Company for indirect expenses. Net cash is settled with allocated expenses in accordance with the agreement. The reimbursement from the Parent is reflected as service revenue from Parent on the Statement of Operations. As of January 31, 2024, the Parent owed the Company $0.5 million which is included in the due from affiliates, net balance in the Statement of Financial Condition.

The Parent issues equity-based awards under its Stock Incentive Plan for the benefit of its employees, including those that perform services on behalf of the Company. These employees were granted stock options to purchase shares of the Parent's common stock at an exercise price equal to the fair value per common share at the time of issuance. The stock options vest over a four-year period. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period based on the fair value of the award on the date of grant. Stock-based compensation associated with stock options for the year ended January 31, 2024, was $1.5 million and is included in compensation and benefits in the Statement of Operations.

The table below represents related-party expenses under the expense sharing agreement incurred by the Company (in thousands):

For the period from January 1, 2023 to January 31, 2024		
Compensation and benefits	$	17,059
Technology and communications		5,915
General and administrative		273
Occupancy and equipment		202
Legal and professional fees		137
Total	$	**23,586**

The Company also borrows from the Parent to finance its operating activities from time to time under a $75.0 million line of credit at an interest rate of 5% per annum. Interest expense for the year ended January 31, 2024, was $0.4 million and is included in interest expense in the Statement of Operations. As of January 31, 2024, there is no intercompany borrowing outstanding.

4. **NET CAPITAL REQUIREMENT**

The Company is authorized to use the alternative standard for computing net capital under The Securities Exchange Act (SEA) Rule 15c3-1(a)(1)(ii). Under the alternative standard, the Company must maintain a minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of January 31, 2024, the Company's net capital was $125.3 million which was $125.0 million in excess of its required minimum net capital.

5. **COMMITMENTS & CONTINGENCIES**

    Guarantees

    Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company had no obligations under guarantee arrangements as of January 31, 2024.

    Indemnifications

    In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations, warranties, and covenants that provide for indemnifications under certain circumstances. These include contracts with certain service providers, such as depository institutions. The Company's maximum exposure under these arrangements cannot be estimated. However, the Company believes that it is not probable it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

    Contingencies

    The Company is subject to various legal proceedings, enforcement actions, and claims that have arisen in the ordinary course of business and that have not been fully resolved. There was not at least a reasonable possibility the Company may have incurred a material loss for asserted legal and other claims.

6. **SUBSEQUENT EVENTS**

    The Company has evaluated events through March 28, 2024, the date that the financial statements were available to be issued and has determined that there were no subsequent events requiring adjustment or disclosure in the financial statements.

SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

January 31, 2024
(in thousands)

Total member's equity	$	125,912
Less: non-allowable assets		
Other assets		575
Tentative net capital before haircuts		125,337
Less: haircuts		52
Net capital		125,285
Minimum net capital required under the alternative standard, the greater of $250,000 or 2% aggregate debit		250
Excess net capital		125,035
Net capital in excess of the greater of 5% combined aggregate debit items or 120% of minimum net capital requirement	**$**	**124,985**

The table below reconciles the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of January 31, 2024, which was filed on February 22, 2024:

For the period from January 1, 2023 to January 31, 2024		
Net capital as reported on the unaudited Form X-17A-5	$	125,240
Adjustment to non-allowable assets		49
Adjustment to total member's equity		(4)
Net Capital as reported above	$	125,285

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2024
(in thousands)

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	3,609
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days		5,756
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		—
Total credits	$	**9,366**
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Other		—
Total debits		**—**
Reserve computation		
Excess of total credits over total debits		9,366
Amount held on deposit in Reserve Bank Account at January 31, 2024		17,656
Amount of withdrawal - February 1, 2024		(3,290)
New amount in Reserve Bank Account after withdrawal	$	**14,366**

SCHEDULE 3

INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

January 31, 2024
(in thousands)

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

Number of items   0

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items permitted by Rule 15c3-3.

Number of items   0

There are no material differences between the information presented above and the information in the Company's unaudited Form X-17A-5, Part IIA filing as of January 31, 2024, which was filed on February 22, 2024